FORM 11-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal ended December 31, 2020

OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-17071

A.Full title of the plan and the address of the plan, if different from that of the Issuer named below:

First Merchants Corporation
Retirement Income and Savings Plan

B.Name of issuer of the securities held pursuant to the plan and the address of its principal office:

First Merchants Corporation
200 East Jackson Street
Muncie, Indiana 47305

First Merchants Corporation
Retirement Income and Savings Plan
EIN 35-1544218 PN 002
Independent Auditor's Report and Financial Statements
December 31, 2020 and 2019

First Merchants Corporation
Retirement Income and Savings Plan
December 31, 2020 and 2019

        Report of Independent Registered Public Accounting Firm

Plan Administrator, Plan Participants, Audit Committee and
Employee Benefits Administrative Committee
First Merchants Corporation Retirement Income and Savings Plan
Muncie, Indiana

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of First Merchants
Corporation Retirement Income and Savings Plan (Plan) as of December 31, 2020 and 2019, the
related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board
(United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and
Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of
December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the
Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee
Retirement Income Security Act of 1974. In our opinion, the schedule of assets (held at end of year) is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

We have served as the Plan’s auditor since 1991

Indianapolis, Indiana
June 3, 2021

First Merchants Corporation
Retirement Income and Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2020 and 2019

	2020	2019
Assets
Investments, at fair value
Common Stock	$8,865,023	$9,674,499
Mutual Funds	177,408,325	157,064,129
Money Market Funds	—	12,804,395
Investments, at contract value
Group Annuity Contract	14,187,292	—
Total Investments	200,460,640	179,543,023

Receivables
Accrued Income	—	1,608,320
Employer Contributions	544,330	559,509
Notes Receivable from Participants	2,524,918	2,780,711
Total Receivables	3,069,248	4,948,540

Non-interest Bearing Cash	—	625,186

Total Assets	203,529,888	185,116,749

Liabilities
Excess Contributions Refundable	—	50,332

Net Assets Available for Benefits	$203,529,888	$185,066,417

See Notes to Financial Statements

First Merchants Corporation
Retirement Income and Savings Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2020 and 2019

	2020	2019
Investment Income
Net Appreciation in Fair Value of Investments	$17,762,169	$26,118,317
Investment Interest and Dividends	6,164,542	5,379,985
Net Investment Income	23,926,711	31,498,302

Interest Income From Notes Receivable from Participants	108,861	98,325

Contributions
Participants	8,461,782	7,279,349
Employer	5,074,755	4,532,917
Rollovers	733,734	10,611,321
Total Contributions	14,270,271	22,423,587

Total Additions	$38,305,843	$54,020,214

Deductions
Benefits Paid to Participants	19,789,568	10,026,079
Administrative Expenses	52,804	—
Total Deductions	$19,842,372	$10,026,079

Net Increase	18,463,471	43,994,135

Transfer from Monroe Bank & Trust 401(k) Plan,
Participant Loans	—	227,313

Net Assets Available for Benefits, Beginning of Year	185,066,417	140,844,969

Net Assets Available for Benefits, End of Year	$203,529,888	$185,066,417

See Notes to Financial Statements

First Merchants Corporation
Retirement Income and Savings Plan

Notes to Financial Statements
December 31, 2020 and 2019

NOTE 1

DESCRIPTION OF PLAN

The following description of First Merchants Corporation Retirement Income and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan's provisions, which are available from the Plan Administrator.
General
The Plan is a defined-contribution plan sponsored by First Merchants Corporation (Corporation) for the benefit of all employees who are age 18 or older. A related employer who also participates in the Plan is First Merchants Bank. Through the following recent acquisitions, all eligible employees from these acquired banks were permitted to participate in the Plan effective the day following the respective acquisition dates:
•Citizens Financial Bank - Acquired on November 12, 2013.
•Community Bank - Acquired on November 7, 2014.
•Cooper State Bank - Acquired on April 17, 2015.
•Ameriana Bank - Acquired on December 31, 2015
•The Arlington Bank - Acquired on May 19, 2017
•iAB Financial Bank - Acquired on July 14, 2017.
•Monroe Bank and Trust - Acquired on September 1, 2019.

Through the acquisition of Ameriana Bank, the decision was made to merge the Ameriana 401(k) Plan into the Plan on July 8, 2016. Cooper State Bank and The Arlington Bank were both participants in a multi-employer Pentegra 401(k) Plan in which participation ceased in that plan on the acquisition date. Citizens Financial Bank, Community Bank and iAB Financial Bank all had former 401(k) plans which were terminated and distributed. The decision has also been made to terminate the Monroe Bank and Trust 401(k) Plan. First Merchants is waiting on IRS approval to terminate this Plan. The Determination Letter application was confirmed as received by the IRS in a notification dated November 12, 2019.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Prior to August 3, 2020, First Merchants Private Wealth Advisors, a division of First Merchants Bank, was the trustee and record keeper of the Plan. First Merchants, as custodian, employed Fidelity to hold the majority of the Plan's assets on its behalf. Effective August 3, 2020, Lincoln Financial Group Trust Company (Lincoln Financial) is the trustee of the Plan and Lincoln Retirement Services Company (Lincoln) is the recordkeeper of the Plan. Matrix Trust Company holds the unitized stock account in which the First Merchants Corporation common stock is now held.
Effective August 3, 2020, the Plan was amended and restated. Plan assets transferred to Lincoln Financial were transferred into funds comparable to those offered by the previous custodian. The conversion initiated a "Black Out" period beginning July 13, 2020 and continued through August 21, 2020. During this period, funds could not be applied to the employee-selected funds with Lincoln financial or withdrawn from the Plan until Lincoln Financial had time to accurately complete the conversion. During this period, employee contributions continued to be made through payroll deductions and the contributions were deposited and held in a liquid investment account until the completion of the Black Out period. At the end of the Black Out period, these funds were transferred to Lincoln Financial and invested in funds as requested by each participant.

First Merchants Corporation
Retirement Income and Savings Plan

Notes to Financial Statements
December 31, 2020 and 2019

Contributions
The Plan permits eligible employees, through a salary deferral election, to contribute up to 75% of eligible compensation, not to exceed the maximum annual limit allowed by law. Employee rollover contributions are also permitted. The Plan also accepts Roth elective deferrals made on behalf of participants. Catch-up contributions are also available for participants in the year in which they turn 50 years of age.
Prior to March 1, 2005, the Corporation made matching contributions of its employees' salary deferral amounts of 25% of the first 5% of employees' eligible compensation for all participating employees. After March 1, 2005, the matching contribution described above was the only type of employer contribution granted to grandfathered pension plan participants who were at least age 55 and credited with at least ten years of service on February 28, 2005. Effective January 1, 2013, the structure of the matching contribution for grandfathered participants was changed to the same match structure as all other active employees as described below. The remaining participants could receive two different types of employer contributions. The Corporation's contributions are as follows:
•Retirement Security Contribution (RSC): Effective January 1, 2013, the plan was amended to replace the previous service weighted contribution structure, which allowed for an employer contribution range from 2% to 7% of pay based on years of continuous service, to a non-elective 2% of pay annual contribution. The participant must have 1,000 hours of service and be employed at the end of the Plan year. Any employee who is hired or rehired after January 1, 2010 is not eligible for the Retirement Security Contribution.

•Matching contributions: Effective January 1, 2013, the plan was amended to change the match structure to increase the employer match to a maximum of 4.5% of employees' eligible compensation. The matching employer contribution increased from 50% of the first 6% of employees' eligible compensation, to 100% of the first 3% of employees’ eligible compensation plus 50% of contributions that exceed 3% but are less than 6% of eligible compensation for all participating employees. Effective August 3, 2020, the matching contributions are now discretionary as determined by the Board of Directors annually. It was elected to maintain the same matching formula.

The end of year requirement does not apply for participants who have terminated due to normal retirement age, death, or disability. Prior to January 1, 2010, the end of year requirement did not apply for participants who terminated due to early retirement age, which was defined as age 55 and greater than five years of service. Effective January 1, 2010, there is no longer an early retirement provision under the Plan. Normal retirement is defined as age 65 if you are a participant in the Plan at March 1, 2005. If you became a participant in the Plan after March 1, 2005, then the normal retirement date is the later of age 65 or the 5th anniversary of your earliest participation date. Prior to January 1, 2010, the entry date for retirement security and transition contributions was March 1, 2005, and each subsequent January 1. Effective January 1, 2010, any employee who is hired or rehired after January 1, 2010 is not eligible for the retirement security contribution.
The Corporation provided a special employer contribution during 2018 for all active participants in the Plan as of December 15, 2018. Full time employees, those working greater than 35 hours, received a $500 contribution and part-time employees received a $200 contribution. No discretionary contribution was made for 2020 and 2019.

First Merchants Corporation
Retirement Income and Savings Plan

Notes to Financial Statements
December 31, 2020 and 2019

The automatic contribution feature was changed from 3% to 6% at the time of the transition to Lincoln Financial. This increased percentage applied to all eligible Participants hired on or after August 3, 2020. Participants must make a contribution percent election or decline participation within 30 days of their hire date to avoid the automatic 6% contribution being applied to their account.
Participant Investment Account Options
Investment account options available include various funds as well as Corporation common stock. Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily. Allocations to the Corporation's common stock are generally limited to 25% of the applicable account balance.
Participant Accounts
Each participant's account is credited with the participant's contribution, the Corporation's contribution and Plan earnings. Allocations of Plan earnings are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants are immediately vested in their voluntary contributions and rollover contribution accounts plus earnings thereon. Vesting in the Corporation's matching contribution portion of their accounts plus earnings thereon is based on years of credited service. A participant is fully vested in the matching contribution portion of their account after five years of credited service. Effective January 1, 2016, for acquired participants, predecessor employer service will be based on years of continuous service, The vesting in the retirement security contribution portion of their account plus earnings is 100% after three years of credited service and vesting in the transition contribution portion of their account plus earnings is immediate since all eligible participants have at least ten years of service. Former Ameriana 401(k) Plan participants are 100% vested in all former Ameriana 401(k) Plan contributions transferred to the Plan in 2016. The nonvested balance is forfeited upon termination of service. Forfeitures are used to reduce the Corporation's contribution or to pay reasonable administrative expenses of the Plan.
Payment of Benefits
Upon termination of service, participants may elect to receive a lump-sum amount or installments equal to the value of their accounts. Withdrawals other than for termination are permitted under certain circumstances provided by the Plan. Plan assets may include amounts allocated to accounts of terminated or retired participants who have elected to withdraw from the Plan but have not yet been paid.
In April 2020, the Corporation implemented Coronavirus Aid, Relief & Economic Security Act (CARES Act) provisions for coronavirus-related distributions (CRD). Through December 31, 2020, qualified participants are permitted to take a CRD of up to $100,000 from the Plan. Participants who take a CRD have the option to have the distribution taxed over a three-year period, with the ability to re-contribute up to the full amount of the distribution within three years and not be subject to federal income tax as a result. The Plan also waived minimum distribution requirements for any distribution required to be made in 2020.

First Merchants Corporation
Retirement Income and Savings Plan

Notes to Financial Statements
December 31, 2020 and 2019

Forfeited Accounts
At December 31, 2020 and 2019, forfeited nonvested accounts totaled $5,797 and $1,440 respectively. These accounts will be used to reduce future employer contributions. Also, in 2020 and 2019, employer contributions were reduced by approximately $253,000 and $277,000, respectively, from forfeited nonvested accounts.
Notes Receivable From Participants
Effective January 1, 2010, the Plan Document includes provisions authorizing loans from the Plan to active eligible participants. The minimum amount of a loan shall be $1,000. The maximum amount of a participant's loans is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant's vested account balance. All loans are covered by demand notes and are repayable over a period not to exceed five years through payroll withholdings unless the participant is paying the loan in full. Interest on the loans is based on local prevailing rates as determined by the Plan Administrator.
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as benefits paid based upon the terms of the Plan Document.
In April 2020, the Corporation adopted the CARES Act provisions for loan relief to 1) delay certain required loan repayments for one year and 2) increase loan limits to the lesser of $100,000 or 100% of the participant's vested balance for coronavirus-related loans. The CARES Act provided for the increased loan limit for coronavirus-related loans issued through September 22, 2020. The one-year suspension of loan repayments applies to qualified participants' loan payments due between March 27, 2020 and December 31, 2020. Following the suspension period, these loans will be re-amortized over the remaining period of the loans, plus the suspension period.
Plan Termination
Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

First Merchants Corporation
Retirement Income and Savings Plan

Notes to Financial Statements
December 31, 2020 and 2019

NOTE 2

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements are prepared on the accrual method of accounting.
Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for the portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets available for benefits. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition
Quoted market prices, if available, are used to value investments. Mutual funds are valued at the net asset value of shares held by the Plan at year end. Investment in the Corporation's common stock is valued at the quoted market price on the last business day of the plan year.
Effective August 3, 2020, the Lincoln Stable Value Account, which is a fully benefit-responsive investment contract, is valued at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals and administration expenses.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Plan Tax Status
The Plan had obtained its latest determination letter on May 28, 2014, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code (IRC) and therefore not subject to tax. Although the Plan had been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan was designed, and is being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax exempt.
Effective August 3, 2020, the Plan operates under a volume submitter adoption agreement in conjunction with a prototype retirement plan trust/custodial document sponsored by Lincoln Retirement Services Company LLC.

First Merchants Corporation
Retirement Income and Savings Plan

Notes to Financial Statements
December 31, 2020 and 2019

Payment of Benefits
Benefit payments to participants are recorded upon distribution.
Administrative Expenses
Administrative expenses may be paid by the Corporation or the Plan, at the Corporation's discretion.

NOTE 3

DISCLOSURES ABOUT FAIR VALUE OF ASSETS AND LIABILITIES

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1    Quoted prices in active markets for identical assets or liabilities
Level 2    Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities
Level 3    Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities
Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the year ended December 31, 2018. The Plan has no liabilities measured on a recurring basis and has no assets or liabilities measured at fair value on a nonrecurring basis.
Investments
Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include common stock, mutual funds and money market funds. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. There are no Level 2 securities held by the Plan. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. There are no Level 3 securities held by the Plan.

First Merchants Corporation
Retirement Income and Savings Plan

Notes to Financial Statements
December 31, 2020 and 2019

The following tables presents the fair value measurements of assets recognized in the accompanying statement of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2020 and 2019:

		Fair Value Measurements Using:
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2020
Common Stock	$8,865,023	$8,865,023	$—	$—
Mutual Funds	177,408,325	177,408,325	—	—
Investments in the Fair Value Hierarchy	$186,273,348	$186,273,348	—	—

		Fair Value Measurements Using:
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2019
Common Stock	$9,674,499	$9,674,499	$—	$—
Mutual Funds	157,064,129	157,064,129	—	—
Money Market Fund	12,804,395	12,804,395	—	—
Investments in the Fair Value Hierarchy	$179,543,023	$179,543,023	—	—

First Merchants Corporation
Retirement Income and Savings Plan

Notes to Financial Statements
December 31, 2020 and 2019

NOTE 4

INVESTMENT CONTRACT WITH INSURANCE COMPANY

In August 2020, the Plan entered into a fully benefit-responsive investment contract with Lincoln National Life Insurance Company (Lincoln National). Lincoln National maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate guaranteed to the Plan.
The guaranteed investment contract is fully benefit responsive; therefore, contract value is the relevant measurement. Contract value, as reported to the Plan by Lincoln National, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against the contract value for credit risk of the contract issuer or otherwise. Minimum guaranteed interest rate is 1.00% and interest is updated quarterly. The interest rate at August 3, 2020 (effective date of transfer to Lincoln Financial), September 30, 2020 and December 31, 2020 was 2.10%.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan Documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Corporation or other Corporation events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

First Merchants Corporation
Retirement Income and Savings Plan

Notes to Financial Statements
December 31, 2020 and 2019

NOTE 5

PARTY-IN-INTEREST TRANSACTIONS

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.
Prior to August 3, 2020, First Merchants Private Wealth Advisors provided trustee and record keeping services at no cost to the Plan. The Plan received investment fee rebates of $32,777 and $54,588 during 2020 and 2019, respectively, from mutual fund providers. Effective August 3, 2020, the Plan pays Lincoln for recordkeeping services. The Plan paid $52,840 of fees during 2020. The Company provides certain administrative services at no cost to the Plan.

The Plan invests in First Merchants Corporation common stock. Activity at fair value was as follows:

First Merchants Corporation Common Stock
Balance at January 1, 2019	$8,137,857

Total unrealized gain included in net increase in
net assets available for benefits	1,351,199
Total realized gain included in net increase in
net assets available for benefits	411,865
Purchases	752,132
Settlements	(978,554)

Balance at December 31, 2019	9,674,499

Total unrealized loss included in net increase in
net assets available for benefits	(1,012,848)
Total realized gain included in net increase in
net assets available for benefits	183,347
Purchases	2,969,176
Settlements	(2,949,151)

Balance at December 31, 2020	$8,865,023
NOTE 6

RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statements of net assets available for benefits.

First Merchants Corporation
Retirement Income and Savings Plan

Notes to Financial Statements
December 31, 2020 and 2019

The novel coronavirus (“COVID-19”) was declared a global pandemic by the World Health Organization in March 2020. The COVID-19 pandemic has negatively impacted the U.S. and global economies, lowered equity market valuations, created significant volatility and disruption in the capital markets, dramatically increased unemployment levels and has fueled concerns that it will lead to a global recession. Depending on the duration and severity of the pandemic, we foresee the potential for adverse impacts related to, among other things: (i) net investment income; and (ii) the valuation of investments held by the Plan. The full extent to which the COVID-19 pandemic will impact the Plan remains uncertain.

First Merchants Corporation
Retirement Income and Savings Plan

Supplemental Schedule

First Merchants Corporation
Retirement Income and Savings Plan

Employer Identification Number: 35-1544218 Plan Number: 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2020

(a)(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including Par or Maturity Value		(e) Current Value
Common Stock
*First Merchants Corporation	239,814	shares	$8,865,023
Mutual Funds
American Capital World Bond Fund	40,322	shares	$868,941
American Europacific Growth Fund	34,882	shares	2,417,335
Dodge & Cox International Fund	44,991	shares	1,966,104
Federated SH Total Return Bond Fund	173,017	shares	1,858,200
Federated Total Return Bond Fund	822,317	shares	9,514,212
Fidelity Contrafund Fund	845,779	shares	14,175,260
Lord Abbett HY Fund	282,097	shares	2,104,443
MFS Internationa New Discovery Fund	35,137	shares	1,332,748
MFS Mid Cap Growth Fund	164,453	shares	4,997,729
Nuveen Real Estate Fund	109,304	shares	2,048,349
T Rowe Price Dividend Growth Fund	131,799	shares	7,909,274
T Rowe Price Emerging Mkt Fund	23,051	shares	1,262,952
Vanguard 2015 Fund	219,184	shares	3,447,759
Vanguard 2020 Fund	130,104	shares	4,461,274
Vanguard 2025 Fund	439,767	shares	9,472,590
Vanguard 2030 Fund	358,318	shares	14,529,790
Vanguard 2035 Fund	402,899	shares	10,161,118
Vanguard 2040 Fund	161,247	shares	7,138,396
Vanguard 2045 Fund	260,030	shares	7,330,239
Vanguard 2050 Fund	94,164	shares	4,279,742
Vanguard 2055 Fund	72,576	shares	3,580,884
Vanguard 2060 Fund	43,637	shares	1,902,131
Vanguard 2065 Fund	14,211	shares	390,801
Vanguard 500 Index Fund	41,085	shares	14,238,676
Vanguard Balanced Index Fund	41,906	shares	1,858,094
Vanguard Growth Index Fund	47,279	shares	4,444,691
Vanguard High Dividend Yield Fund	38,981	shares	1,075,881
Vanguard International Growth Fund	22,157	shares	3,551,611
Vanguard Mid Cap Index Fund	28,799	shares	7,384,074
Vanguard S/T Federal Fund	160,069	shares	1,762,360
Vanguard S/T Inflation Protect Fund	22,001	shares	563,447
Vanguard Selected Value Fund	189,015	shares	4,910,597
Vanguard Small Cap Index Fund	55,042	shares	5,131,025
Vanguard Small Cap Value Fund	64,056	shares	3,911,885
Vanguard Target Income Fund	141,933	shares	2,119,057
Vanguard Total International Fund	10,426	shares	338,421
Vanguard Windsor Fund	130,561	shares	8,968,235
			$177,408,325

Group Annuity Contract
*Lincoln Stable Value Account	12,499,876	units	$14,187,292

*Participant Loans	4.0% - 6.5%, 05/2021 - 12/2025		$2,524,918

Total			$202,985,558
*Party-in-interest

Exhibit Listing

Exhibit 23	Consent of Independent Registered Public Accounting Firm

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

    DATE: June 3, 2021

First Merchants Corporation Retirement Income and Savings Plan
By: /s/ Michele M. Kawiecki
Michele M. Kawiecki
Executive Vice President,
Chief Financial Officer
(Principal Financial and Accounting Officer)